EXHIBIT 99.31

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CORVUS GOLD INC. (the “Issuer”)
Suite 2300 – 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

February 5, 2014

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change report disclosed in this report is February 5, 2014.  The material change report was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange via Canada News Wire.

Item 4.	Summary of Material Change

The Issuer reports the completion of key infrastructure milestones for the proposed North Bullfrog development plan.

Item 5.	Full Description of Material Change

The Issuer reports the following update on key infrastructure components for the potential development of its 100% owned North Bullfrog project:

Water

In December 2013, the Issuer completed the purchase of a 440 acre fee simple parcel of land located about 30 miles north of the North Bullfrog project area which carries with it 1,600 acre-feet of irrigation water rights within the Sarcobatus Flats water basin.  Cost of the land was USD 1,000,000.  This water right is significant because it provides all water presently anticipated to be required under the conceptual North Bullfrog mine plan.  The first phase of the hydrologic characterization program was completed during the 2013 drill program which successfully identified a potential water production well site in the Sarcobatus Flats (Nevada State Water Basin 146) within the northwest portion of the North Bullfrog Property.  The test well, NB-WW-10, penetrated over 300 metres of alluvial material with a static water level beginning at a depth of 55 metres and sustained air lift water production in excess of 100 gpm for several hours.  The Issuer has begun to register the purchase of the water rights with the Nevada State Engineer (“NSE”), and will begin to make application to the NSE to move the production point to North Bullfrog, and change the application to mining.

Metallurgy

PQ core materials drilled in 2013 have been used to develop composites for metallurgical testing of quartz vein and stockwork mineralized material from the Yellowjacket area.  Assaying of the core has been completed and construction of a group of five composite samples has begun.  Additional cyanide bottle roll testing is currently underway at particle sizes of 80% passing

0.075 mm, -1.7 mm, -6.3 mm and -19 mm, and initial results are expected by late February 2014.  Column leach tests will be conducted for 80% passing -6.3 mm and -19 mm particle sizes and are projected to begin in early February 2014.  In addition, advanced metallurgical testing is being conducted on the potential benefits of milling the higher grade Yellowjacket material as this potential resource appears to have significant growth potential.

Vat leaching, Run of Mine type tests are also underway on Sierra Blanca mineralized material at nominal sizes of 100 mm, 150 mm, and 250 mm.  In addition, the Issuer is initiating preliminary tests on higher grade sulfide material at depth which could represent a future resource potential.

Power

The upgrade of the main power line, located along Highway 95 along the east side of the North Bullfrog Property, by Valley Electric Association is nearly complete.  The upgraded capacity of the line exceeds the current projected requirements of the North Bullfrog Project.  The Issuer contributed USD 28,500 for the line upgrade.

Highway

Nevada Highway 95, connecting Las Vegas and Reno, passes North Bullfrog approximately 1 mile to the east, and received extensive maintenance upgrade during the summer of 2013.  The highway has been re-surfaced between Las Vegas and a point to the north of the North Bullfrog Project, thereby providing for efficient road access to the site.  The Issuer will be making application for the necessary rights-of-way for road traffic from the highway to the proposed mine facilities.

Baseline Characterization

In January 2014, Corvus Gold Nevada Inc. executed a Memorandum of Understanding (“MOU”) with the Tonopah Office of the US Bureau of Land Management (“BLM”) for definition of baseline characterization requirements and development of a mining plan of operations at the North Bullfrog Project.  Characterization plans for hydro-geologic modeling studies, rock geochemical studies and biologic/wildlife studies have been developed and have been reviewed by BLM specialists.  The Issuer is in the process of responding to comments and additional requirements received from the BLM with respect to such plans.

A total of seven additional hydrologic test wells were drilled during 2013 to facilitate water level monitoring and water quality sampling stations located around the North Bullfrog Project.  These wells have been equipped with down-hole sample pumps.  A network of nine surface springs is also being sampled in the greater area around the project site to ensure completeness in regional characterization.

A meteorological station was constructed during August 2012, and has now accumulated 17 months of continuous data.

Rock geochemistry characterization work has been underway since 2012, with both Acid-Base accounting static testing and Humidity Cell Testing data collected for the initially proposed pre-Yellowjacket high-grade discovery mining plan.  Initial data have formed the basis of the geochemistry characterization plan document, which is now being updated to reflect the addition of the newly defined Yellowjacket deposit to the updated proposed mining plan.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that form the basis for this material change report and has approved the disclosure herein.  Mr. Pontius is not independent of the Issuer, as he is the CEO and holds common shares and incentive stock options.

Carl E. Brechtel, (Nevada PE 008744 and Registered Member 353000 of SME), a qualified person as defined by National Instrument 43-101, has supervised execution of the work outlined in this material change report and has approved the disclosure herein. Mr. Brechtel is not independent of the Issuer, as he is the COO and holds common shares and incentive stock options.

The work program at North Bullfrog was designed and supervised by Russell Myers (CPG 11433), President of the Issuer, and Mark Reischman, the Issuer’s Nevada Exploration Manager, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project log and track all samples prior to sealing and shipping.  Quality control is monitored by the insertion of blind certified standard reference materials and blanks into each sample shipment.  All resource sample shipments are sealed and shipped to ALS Chemex in Reno, Nevada, for preparation and then on to ALS Chemex in Reno, Nevada, or Vancouver, B.C., for assaying.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs; anticipated exploration program results; the discovery and delineation of mineral deposits/resources/reserves; the potential to increase the existing estimated resource at Yellowjacket; the Issuer’s expectation that it will be able to secure efficient access of the size and capacity required by any mine at North Bullfrog from Nevada Highway 95 and that it will be able to secure any required easements in that regard; the Issuer’s expectation that the upgraded capacity of the Valley Electric Association power line will exceed the current projected requirements of the North Bullfrog Project; the Issuer’s expectation that any mining operation at North Bullfrog would be a low cost and efficient operation; the potential for higher grade sulfide material to exist at depth and for any such material to represent future resources; the potential for the Issuer to be able to move the production point of the recently purchased water rights to North Bullfrog and to change the application to mining; the expectation that the newly purchased water rights will be sufficient to provide all water presently anticipated to be required under the conceptual North Bullfrog mine plan; the potential for any mining or production at North Bullfrog; the planned completion of an updated preliminary economic assessment for the North Bullfrog project, whether in Q1 2014 or at all; the potential for the Issuer to secure or receive any royalties in the future; business and financing plans and business trends, are forward-looking statements.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2013 Annual Information Form and latest interim Management Discussion and Analysis filed with certain securities commissions in Canada.  All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Caution Regarding Adjacent or Similar Mineral Properties

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties, and any production therefrom or economics with respect thereto, are not indicative of mineral deposits on the Issuer’s properties or the potential production from, or cost or economics of, any future mining of any of the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, Chairman & CEO
Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

February 6, 2014